# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roivant Sciences Ltd., CIK 0001635088
CUSIP: G76279101
Title of class of securities: Common Shares, $0.0000000341740141 par value per share
Address of issuer's principal executive offices: 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 34,237,779; sole dispositive power 0; shared dispositive power 34,237,779; aggregate amount beneficially owned 34,237,779 (5.02% of the class)
  Comment: See Item 4
- VIKING GLOBAL PERFORMANCE LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,346,865; sole dispositive power 0; shared dispositive power 18,346,865; aggregate amount beneficially owned 18,346,865 (2.7% of the class)
  Comment: See Item 4
- Viking Global Equities II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 366,938; sole dispositive power 0; shared dispositive power 366,938; aggregate amount beneficially owned 366,938 (0.1% of the class)
  Comment: See Item 4
- Viking Global Equities Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,979,927; sole dispositive power 0; shared dispositive power 17,979,927; aggregate amount beneficially owned 17,979,927 (2.6% of the class)
  Comment: See Item 4
- Viking Long Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,384,710; sole dispositive power 0; shared dispositive power 6,384,710; aggregate amount beneficially owned 6,384,710 (0.9% of the class)
  Comment: See Item 4
- Viking Long Fund Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,384,710; sole dispositive power 0; shared dispositive power 6,384,710; aggregate amount beneficially owned 6,384,710 (0.9% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,506,204; sole dispositive power 0; shared dispositive power 9,506,204; aggregate amount beneficially owned 9,506,204 (1.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,506,204; sole dispositive power 0; shared dispositive power 9,506,204; aggregate amount beneficially owned 9,506,204 (1.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,506,204; sole dispositive power 0; shared dispositive power 9,506,204; aggregate amount beneficially owned 9,506,204 (1.4% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,506,204; sole dispositive power 0; shared dispositive power 9,506,204; aggregate amount beneficially owned 9,506,204 (1.4% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 34,237,779; sole dispositive power 0; shared dispositive power 34,237,779; aggregate amount beneficially owned 34,237,779 (5.02% of the class)
  Comment: See Item 4
- Ott David C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 34,237,779; sole dispositive power 0; shared dispositive power 34,237,779; aggregate amount beneficially owned 34,237,779 (5.02% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 34,237,779; sole dispositive power 0; shared dispositive power 34,237,779; aggregate amount beneficially owned 34,237,779 (5.02% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: Roivant Sciences Ltd.
Address of issuer's principal executive offices: 7th Floor, 50 Broadway, London, United Kingdom, SW1H 0DB

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Performance LLC ("VGP"),
Viking Global Equities II LP ("VGEII"),
Viking Global Equities Master Ltd. ("VGEM"),
Viking Long Fund GP LLC ("VLFGP"),
Viking Long Fund Master Ltd. ("VLFM"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI and VGEII are Delaware limited partnerships; VGP, VLFGP, Opportunities Parent, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; VGEM and VLFM are Cayman Islands exempted companies; VGOP is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 34,237,779

VGI provides managerial services to VGEII, VGEM, VLFM and VGOP. VGI has the authority to dispose of and vote the Common Shares directly owned by VGEII, VGEM, VLFM and VGOP. VGI does not directly own any Common Shares.

Based on Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the Common Shares directly held by VGEII, VGEM, VLFM and VGOP.

VGP: 18,346,865

VGP, as the general partner of VGEII, has the authority to dispose of and vote the Common Shares directly owned by VGEII. VGP serves as investment manager to VGEM and has the authority to dispose of and vote the Common Shares directly owned by VGEM. VGP does not directly own any Common Shares.

Based on Rule 13d-3 under the Act, VGP may be deemed to beneficially own the Common Shares directly held by VGEII and VGEM.

VGEII: 366,938

VGEII has the authority to dispose of and vote the Common Shares directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

VGEM: 17,979,927

VGEM has the authority to dispose of and vote the Common Shares directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

VLFGP: 6,384,710

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the Common Shares directly owned by VLFM. VLFGP does not directly own any Common Shares.

Based on Rule 13d-3 under the Act, VLFGP may be deemed to beneficially own the Common Shares directly held by VLFM.

VLFM: 6,384,710

VLFM has the authority to dispose of and vote the Common Shares directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

Opportunities Parent: 9,506,204

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the Common Shares controlled by Opportunities Portfolio GP, which consists of the Common Shares directly held by VGOP. Opportunities Parent does not directly own any Common Shares.

Based on Rule 13d-3 under the Act, Opportunities Parent may be deemed to beneficially own the Common Shares directly held by VGOP.

Opportunities GP: 9,506,204

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the Common Shares controlled by Opportunities Portfolio GP, which consists of the Common Shares directly held by VGOP. Opportunities GP does not directly own any Common Shares.

Based on Rule 13d-3 under the Act, Opportunities GP may be deemed to beneficially own the Common Shares directly held by VGOP.

Opportunities Portfolio GP: 9,506,204

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the Common Shares directly owned by VGOP. Opportunities Portfolio GP does not directly own any Common Shares.

Based on Rule 13d-3 under the Act, Opportunities Portfolio GP may be deemed to beneficially own the Common Shares directly held by VGOP.

VGOP: 9,506,204

VGOP has the authority to dispose of and vote the Common Shares directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 34,237,779

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI), VGP, VLFGP and Opportunities Parent, have shared authority to dispose of and vote the Common Shares beneficially owned by VGI, VGP, VLFGP and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any Common Shares.

Based on Rule 13d-3 under the Act, each may be deemed to beneficially own the Common Shares directly held by VGEII, VGEM, VLFM and VGOP.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 34,237,779 Common Shares consisting of (i) 366,938 Common Shares directly and beneficially owned by VGEII, (ii) 17,979,927 Common Shares directly and beneficially owned by VGEM, (iii) 6,384,710 Common Shares directly and beneficially owned by VLFM and (iv) 9,506,204 Common Shares directly and beneficially owned by VGOP.
Percent of class:
The percentages set forth herein are based on 682,229,832 Common Shares outstanding as of June 30, 2025, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "Commission") on August 11, 2025.

VGI: 5.02%
VGP: 2.7%
VGEII: 0.1%
VGEM: 2.6%
VLFGP: 0.9%
VLFM: 0.9%
Opportunities Parent: 1.4%
Opportunities GP: 1.4%
Opportunities Portfolio GP: 1.4%
VGOP: 1.4%
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 5.02%
Sole power to vote or to direct the vote:
VGI: 0
VGP: 0
VGEII: 0
VGEM: 0
VLFGP: 0
VLFM: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 34,237,779
VGP: 18,346,865
VGEII: 366,938
VGEM: 17,979,927
VLFGP: 6,384,710
VLFM: 6,384,710
Opportunities Parent: 9,506,204
Opportunities GP: 9,506,204
Opportunities Portfolio GP: 9,506,204
VGOP: 9,506,204
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 34,237,779
Sole power to dispose or to direct the disposition:
VGI: 0
VGP: 0
VGEII: 0
VGEM: 0
VLFGP: 0
VLFM: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 34,237,779
VGP: 18,346,865
VGEII: 366,938
VGEM: 17,979,927
VLFGP: 6,384,710
VLFM: 6,384,710
Opportunities Parent: 9,506,204
Opportunities GP: 9,506,204
Opportunities Portfolio GP: 9,506,204
VGOP: 9,506,204
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 34,237,779

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Investors LP (1)(2)(3) (08/14/2025)
- VIKING GLOBAL PERFORMANCE LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Performance LLC (1)(2)(3) (08/14/2025)
- Viking Global Equities II LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities II LP (1)(2)(3) (08/14/2025)
- Viking Global Equities Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2)(3) (08/14/2025)
- Viking Long Fund GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund GP LLC (1)(2)(3) (08/14/2025)
- Viking Long Fund Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund Master Ltd. (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2)(3) (08/14/2025)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (08/14/2025)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of David C. Ott (2) (08/14/2025)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (3) (08/14/2025)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).